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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               Date: July 18, 2001


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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The following documents are furnished herewith for the purpose of adding them to the registration statement of UBS AG on Form F-3 (registration number
333-46930). The exhibit numbers cited are the numbers the exhibits would be assigned as exhibits to such registration statement.


Exhibit
Number      Description
-------     ------

1.2 Terms Agreement relating to issuance of FORENS linked to the Japanese yen/U.S. dollar spot exchange rate
4.2 Form of FORENS linked to the Japanese yen/U.S. dollar spot exchange rate
8.3 Opinion of Ernst & Young AG as to Swiss tax matters relating to issuance of FORENS linked to the Japanese yen/U.S. dollar spot exchange rate
23.7        Consent of Ernst & Young AG



         This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210) and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     UBS AG


                                     By:    /s/ Robert Dinerstein
                                         ---------------------------------
                                          Name:  Robert Dinerstein
                                          Title  Managing Director

                                     By:    /s/ Robert Mills
                                         ------------------------------------
                                          Name:  Robert Mills
                                          Title: Managing Director


Date:  July 18, 2001